# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: eToro Group Ltd., 30 Sheshet Hayamim St, Bnei Brak, Israel (L3), 5120261
Date of event which requires filing of this statement: 07/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002079238

## Reporting persons
- China Vered Financial Holding Corp Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (5.3% of the class)
  Comment: All shares are held of record by MC (as defined in Item 2(a) below) and consists of 4,421,953 Class A common shares. MC is the wholly owned subsidiary of CMSI (as defined in Item 2(a) below); CMSI is the wholly owned subsidiary of CMSC (as defined in Item 2(a) below); and CMSC is the wholly owned subsidiary of CVFH (as defined in Item 2(a) below). Each of MC, CMSI, CMSC and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
- CM Strategic Capital Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (5.3% of the class)
  Comment: All shares are held of record by MC and consists of 4,421,953 Class A common shares. MC is the wholly owned subsidiary of CMSI; CMSI is the wholly owned subsidiary of CMSC; and CMSC is the wholly owned subsidiary of CVFH. Each of MC, CMSI, CMSC and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
- CM Strategic Investment Management Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (5.3% of the class)
  Comment: All shares are held of record by MC and consists of 4,421,953 Class A common shares. MC is the wholly owned subsidiary of CMSI; CMSI is the wholly owned subsidiary of CMSC; and CMSC is the wholly owned subsidiary of CVFH. Each of MC, CMSI, CMSC and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
- Mighty Commander Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (5.3% of the class)
  Comment: All shares are held of record by MC and consists of 4,421,953 Class A common shares. MC is the wholly owned subsidiary of CMSI; CMSI is the wholly owned subsidiary of CMSC; and CMSC is the wholly owned subsidiary of CVFH. Each of MC, CMSI, CMSC and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
- China Vered Financial Investment Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On November 7, 2025, SPC (as defined in Item 2(a)) converted the entirety of its 2,392,876 Class B common shares, no par value, into 2,392,876 Class A common shares. Upon conversion of such Class B common shares, SPC held an aggregate of 4,421,953 Class A common shares on the date thereof.
  
  Pursuant to a Share Purchase Agreement, dated July 8, 2026, entered between MC and SPC, MC had purchased the entirety of the 4,421,953 Class A common shares held by SPC for valuable consideration. SPC is the wholly owned subsidiary of CVCC (as defined in Item 2(a) below); CVCC is the wholly owned subsidiary of CVFI (as defined in Item 2(a) below); and CVFI is the wholly owned subsidiary of CVFH.
- China Vered Capital (Cayman) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On November 7, 2025, SPC converted the entirety of its 2,392,876 Class B common shares, no par value, into 2,392,876 Class A common shares. Upon conversion of such Class B common shares, SPC held an aggregate of 4,421,953 Class A common shares on the date thereof.
  
  Pursuant to a Share Purchase Agreement, dated July 8, 2026, entered between MC and SPC, MC had purchased the entirety of the 4,421,953 Class A common shares held by SPC for valuable consideration. SPC is the wholly owned subsidiary of CVCC; CVCC is the wholly owned subsidiary of CVFI; and CVFI is the wholly owned subsidiary of CVFH.
- CM SPC acting on behalf of CM Equities SP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On November 7, 2025, SPC converted the entirety of its 2,392,876 Class B common shares, no par value, into 2,392,876 Class A common shares. Upon conversion of such Class B common shares, SPC held an aggregate of 4,421,953 Class A common shares on the date thereof.
  
  Pursuant to a Share Purchase Agreement, dated July 8, 2026, entered between MC and SPC, MC had purchased the entirety of the 4,421,953 Class A common shares held by SPC for valuable consideration. SPC is the wholly owned subsidiary of CVCC; CVCC is the wholly owned subsidiary of CVFI; and CVFI is the wholly owned subsidiary of CVFH.

## Item 1. Issuer
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261

## Item 2. Person Filing
Name of person filing:
China Vered Financial Holding Corporation Limited ("CVFH"), a company incorporated under the laws of Hong Kong. The shares of CVFH are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 245);

CM Strategic Capital Holding Limited ("CMSC"), a company incorporated under the laws of Hong Kong;

CM Strategic Investment Management Holding Limited ("CMSI"), a company incorporated under the laws of Hong Kong;

Mighty Commander Limited ("MC"), a company incorporated under the laws of the British Virgin Islands;

China Vered Financial Investment Management Limited ("CVFI"), a company incorporated under the laws of Hong Kong;

China Vered Capital (Cayman) Limited ("CVCC"), a company incorporated under the laws of the Cayman Islands; and

CM SPC ("SPC"), a segregated portfolio company incorporated under the laws of the Cayman Islands, acting on behalf of CM Equities SP, a segregated portfolio of the SPC.

(each, a "Reporting Person" and, collectively, "Reporting Persons")

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons named in Item 2(a) is Suites 2803-04, 28/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.
Citizenship: For each of CVFH, CMSC, CMSI and CVFI, Hong Kong. For each of CVCC and SPC, the Cayman Islands. For MC, the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page tables above. 4,421,953 Class A common shares.
Percent of class: 5.3 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page tables above. Percentage ownership based on 82,851,422 shares outstanding, comprised of (i) 68,647,904 Class A common shares and (ii) 14,203,518 Class B common shares outstanding as of December 31, 2025, as reported by the Issuer in the Annual Report on Form 20-F for the year ended December 31, 2025 filed on March 2, 2026.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page tables above.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- China Vered Financial Holding Corp Ltd: /s/ Xie Fang, Xie Fang, Director (08/04/2026)
- CM Strategic Capital Holding Limited: /s/ Lau Hoi Leung, Lau Hoi Leung, Director (08/04/2026)
- CM Strategic Investment Management Holding Limited: /s/ Lau Hoi Leung, Lau Hoi Leung, Director (08/04/2026)
- Mighty Commander Limited: /s/ Huang Yinying, Huang Yinying, Director (08/04/2026)
- China Vered Financial Investment Management Limited: /s/ Xie Fang, Xie Fang, Director (08/04/2026)
- China Vered Capital (Cayman) Limited: /s/ Xie Fang, Xie Fang, Director (08/04/2026)
- CM SPC acting on behalf of CM Equities SP: /s/ Xie Fang, Xie Fang, Director (08/04/2026)